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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE 13E-4

                                (AMENDMENT NO. 3)

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          CHESAPEAKE ENERGY CORPORATION
                                (Name of Issuer)

                          CHESAPEAKE ENERGY CORPORATION
                        CHESAPEAKE ENERGY MARKETING, INC.
                       (Name of Persons Filing Statement)

                    7% CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                                  165 167 30 5
                                  165 167 20 6
                      (CUSIP Number of Class of Securities)

                                MARCUS C. ROWLAND
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          CHESAPEAKE ENERGY CORPORATION
                            6100 NORTH WESTERN AVENUE
                          OKLAHOMA CITY, OKLAHOMA 73118
                                 (405) 879-9232
           (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of the Person
                              Filing the Statement)

                                    Copy to:
                               G. MICHAEL O'LEARY
                             ANDREWS & KURTH L.L.P.
                             600 TRAVIS, SUITE 4200
                              HOUSTON, TEXAS 77002
                                 (713) 220-4200

                                 APRIL 22, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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         This Amendment No. 3 (this "Amendment") supplements and amends the information set forth in an Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on April 22, 1999 and amended on May 19, 1999 and May 20, 1999 (as further amended hereby, the "Schedule 13E-4") relating to the offer by Chesapeake Energy Marketing, Inc., to purchase up to 666,667 shares (the "Preferred Shares") of 7% Cumulative Convertible Preferred Stock, $.01 par value per share, of Chesapeake Energy Corporation, at $15.00 per share net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated April 22, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"; the Offer to Purchase and the Letter of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"). This Amendment reports the final results of the transaction reported on the Schedule 13E-4. In response to the Offer, no shares of Chesapeake Energy Corporation's 7% Cumulative Convertible Preferred Stock were validly tendered and not withdrawn.








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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 1999

                                         CHESAPEAKE ENERGY CORPORATION



                                         By:  /s/ Marcus C. Rowland
                                             -----------------------------------
                                              Marcus C. Rowland
                                              Executive Vice President and
                                                Chief Financial Officer



                                         CHESAPEAKE ENERGY MARKETING, INC.



                                         By:  /s/ Marcus C. Rowland
                                             -----------------------------------
                                              Marcus C. Rowland
                                              Vice President and Chief
                                                Financial Officer